Exhibit 3.1

Amendment to Amended and Restated Bylaws of Hasbro, Inc.

The amendments (A) delete the existing Section 2.6 of the Hasbro, Inc. By-laws (the "By-laws") and replace it in its entirety with the text set forth below and (B) add a new Section 3.7 to the By-laws as is set forth below:

"Section 2.6.     Voting.  At any meeting of the shareholders of the Corporation, each shareholder having the right to vote shall be entitled to vote in person or by proxy appointed by an instrument in writing subscribed by such shareholder or otherwise appointed in accordance with the provisions of Section 2.7 of these By-Laws. Except as may be otherwise provided by the Articles of Incorporation, each holder of record of Common Stock shall be entitled to one vote for every share of such stock standing in his or her name on the books of the Corporation.

When a quorum is present at any meeting of shareholders, matters other than the election of directors shall be decided by the vote of the holders of a majority of the stock having voting power and represented in person or by proxy at such meeting, except where a different voting threshold is provided for such matter by the Corporation's Articles of Incorporation or Article XII of these By-Laws, in which case such different voting threshold shall apply.

In an election of directors which is not a contested election (as defined below), when a quorum is present, each nominee to be elected by shareholders shall be elected if the votes cast "for" such nominee exceed the votes cast "against" such nominee.  In cases where as of the tenth (10th) day preceding the date on which the Corporation first mails its notice of meeting, for the meeting at which directors are being elected, the number of nominees for director exceeds the number of directors to be elected (referred to as a "contested election"), when a quorum is present, each nominee to be elected by shareholders shall be elected by a plurality of the votes cast."

"Section 3.7.     Resignation.  In order for an incumbent director to become a nominee for re-election to the Board, such person must submit an irrevocable resignation, contingent on both (i) that person not receiving a "for" vote that exceeds the "against" vote cast in an election that is not a contested election and (ii) acceptance of that resignation by the Board in accordance with the policies and procedures of the Board adopted for such purpose.  In the event an incumbent director fails to receive a "for" vote that exceeds the "against" vote in an election that is not a contested election, the Corporation's Nominating, Governance and Social Responsibility Committee shall make a recommendation to the Board as to whether to accept or reject the resignation of such incumbent director. The Board shall act on the resignation, taking into account the recommendation of the Nominating, Governance and Social Responsibility Committee, and publicly disclose (by filing an appropriate disclosure with the Securities and Exchange Commission) its decision regarding the resignation and, if such resignation is rejected, the rationale for that decision, within sixty (60) days following the final certification of the vote at which the election was held.  The Nominating, Governance and Social Responsibility Committee in making its recommendation, and the Board in making its decision, may each consider all factors and information that they consider relevant and appropriate. Both the Nominating, Governance and Social Responsibility Committee, in making their recommendation, and the Board in making its decision, with respect to any given nominee who has not received the requisite vote in an election that is not a contested election, will act without the participation of the nominee in question. If the Board accepts a director's resignation pursuant to this Section 3.7, then the Board may fill the resulting vacancy pursuant to Section 3.6 of these By-laws."